KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS ENDED

March 31, 2020

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 2 of 23

 MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the three months ended March 31, 2020.  It should be read in conjunction with the unaudited interim consolidated financial statements of the Company together with the related notes thereto for the three months ended March 31, 2020.

The unaudited interim consolidated financial statements for the three months ended March 31, 2020 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee and the Board of Directors on May 6, 2020.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS;  nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company's products may not work as well as expected; we may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; we may not be able to grow and sustain anticipated revenue streams; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 3 of 23

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 18). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company's website at www.kelsotech.com.

DATE OF REPORT

May 6, 2020

SUMMARY OF FIANANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2020

Three months ended March 31	2020	2019	CHANGE
Revenues	$ 5,643,428	$ 5,674,288	- 1%
Gross profit	$ 2,602,326	$ 2,744,935	- 1%
Gross profit margin	46%	48%	- 1%
EBITDA	$ 1,404,488	$ 1,537,704	- 9%
EBITDA margin	25%	27%	- 7%
Non-cash expenses	$ 121,193	$ 44,746	+ 171%
Taxes	$ nil	$ 402,054
Net income	$ 1,283,295	$ 1,090,904	+18%
Basic earnings per share	$ 0.03	$ 0.02	+ 50%

Liquidity and Capital Resources	March 31, 2020	December 31, 2019
Working capital	$ 9,038,198	$ 7,937,873	+ 14%
Cash	$ 4,576,643	$ 4,418,236	+ 4%
Accounts receivable	$ 2,901,000	$ 1,824,563	+ 59%
Interest bearing long-term debt	nil	nil	No change
Net equity	$ 13,158,570	$ 11,845,275	+ 11%
Total assets	$ 16,134,478	$ 13,731,571	+ 17%
Common shares outstanding	47,170,086	47,170,086	No dilution

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 4 of 23

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the development, production and distribution of proprietary equipment used in transportation applications. Over the past decade our reputation has been earned as a developer and reliable supplier of high quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases. The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

Over the last eight years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport.  With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI Wildertec Industries Inc., which is a British Columbia Company incorporated on February 17, 2020.

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $20,550,682 for the year ended December 31, 2019; $12,716,596 for the year ended December 31, 2018; $6,062,778 for the year ended December 31, 2017; $8,077,143 for the year ended December 31, 2016; and $18,910,122 for the year ended December 31, 2015.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018; a net loss of $5,015,911 for the year ended December 31, 2017; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015.

Our primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health.  The Company's rail tank car business has been profitable for the past seven quarters.  Hazardous commodity businesses that were in depressed positions from 2015 to 2017 returned to healthier levels in 2018 and 2019.

Due to the COVID-19 pandemic there is now considerable uncertainty about the financial impact on the operations of Kelso in 2020.  While certain government authorities in North America have ordered the closure or minimization of all non-essential business operations in regions where it operates, the Company falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso therefore plans to continue operations at its valve assembly facility in Bonham, Texas while being mindful of the potential impacts of COVID-19 in light of current conditions.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 5 of 23

The Company remained committed to the health and safety of our employees, business partners and communities where we operate. Comprehensive and rigorous hygiene policies and employee temperature monitoring practices were administrated to ensure personnel remained risk free.  Travel has been restricted and our people that can work from home do so.  Management maintains full adherence to measures put in place by applicable government authorities.

There has been no immediate negative impact due to COVID-19 on the working capital of the Company.  There has been no impediment to the ability to continue business operations in 2020.  The Company's working capital grew to a healthy level of $9,038,198 at March 31, 2020.  There is no interest-bearing long-term debt to service and the Company can currently operate without the need for new equity capital or credit facilities.  Capital management administration allows the Company to finance operations and R&D from the existing capital reserves and the sales of products. There is no immediate need for any dilutive new equity funding or interest-bearing long-term debt.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment.  The Company has active applications in process with the AAR for our new ceramic ball bottom outlet valve, pressure car pressure relief valve, ball valve, manway cover and angle valve although final AAR approval processes take considerable time to complete.  These new product developments have been derived through co-engineering and testing support from our key customers which may strengthen the probability of longer term adoption by the rail industry.

Our non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  Our goal is to spread our business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

In response to a dismal financial performance in 2017 management actively looked for new diverse marketplace opportunities outside of the rail industry to pursue.  The overall corporate objectives are to spread business risks to diminish the severe negative impact of reliance on a small number of customers and the historic down cycles in the rail industry.

The growing challenges regarding the safety and access capabilities of emergency responders fighting wilderness fires motivated Kelso to begin the development of a unique vehicle suspension system.  This innovative equipment provides new rapid response "road-to-no-road-and-back" capabilities regardless of weather, climate or the severity of the terrain.  Known as the KXI™ Suspension System (KXI) it is based on thirty years of active wilderness research and experience.

KXI is now in the final commercial design stages and moving toward revenue generation.  The Company is scheduled to complete the conversion of two vehicles with the production prototype KXI.  This will prepare the final "blueprint" for the first commercial offerings to the marketplace.  The Company will then move into "pilot" production operations where we will convert and sell or lease 24 KXI equipped vehicles.  Production capacity will be scaled upwards based on projected sales and lease opportunities.

The initial development plans for KXI will be distribution to our development partners in Canada that operate in environmentally sensitive terrain before moving into the USA and other world markets.  These potential markets are multi-million dollar revenue opportunities for Kelso and part of an overall automotive aftermarket conversion industry valued by analysts at approximately $44 billion annually.

Kelso is focused on generating above average EBITDA returns from a diverse array of transportation technologies in both rail and automotive markets.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 6 of 23

MARKETS AND PRODUCTS

Kelso is working to become a leading developer and supplier of a wide range of proprietary tank car valves designed primarily for use in the hazmat shipment market.  Our valves help shippers safely deliver hazmat commodities wherever they need to go in North America.  Customer driven product development and business strategies now bring Kelso unique competitive advantages with customers as management pursues its goals of positive financial performance for years to come.

We keep our products smart, simple and focused on customer needs.  We concentrate on sound business fundamentals, operational practices, EBITDA returns and careful capital management.  Today, we invest in customer driven co-engineered product development to improve the probability of market adoption.  This allows us to prepare marketing initiatives to capitalize on sales opportunities.  We monitor industry trends and regulated technology requirements to select R&D projects that can be fruitful for our future revenue streams.  The ambition is that our engineering team can proactively resolve issues for customers before reactionary measures are required.

Currently we offer a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers.  In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities.  Our commercial business evolution began with the adoption of our patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015.  Since 2012 the Company has distributed over 65,000 valves that has generated over $100 million in revenues.

Our products provide a rewarding economic value proposition for all tank car stakeholders.  This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Over the past decade Kelso has been able to develop a niche in the marketplace for many of our products.  Key products include:

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car valves (under AAR field service trials)
  Ball valves (under AAR field service trials)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable.  Kelso is focused on growing its rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

In order to measure and manage rail tank market opportunities the Company analyses the number of total tank car loadings annually to determine best business practices and key commodities to concentrate on in any given period.  The key industry metrics are as follows:

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 7 of 23

Measure	2014	2015	2016	2017	2018	2019	Est. 2020
(In thousands)
Total tank car loadings:	3,502	3,796	3,323	3,375	3,637	3,729	3,800
1. Chemicals(includes ethanol)	1,501	1,651	1,493	1,543	1,577	1,574	1,600
2. Petroleum	784	900	863	941	1,081	1,173	1,200
3. Food	439	452	433	438	452	432	444
4. Crude-by-rail	518	525	281	191	266	339	362

Number of tank cars delivered	35,293	36,065	17,841	8,948	10,455	21,122	TBD
(In thousands of $)
Kelso revenues	$ 23,817	$ 18,911	$ 8,077	$ 6,063	$ 12,717	$ 20,550	TBD
EBITDA (loss)	$ 6,844	$ 386	$ (3,056)	$ (4,609)	$ 1,002	$ 4,233	TBD
Earnings (loss)	$ 4,026	$ (2,511)	$ (2,466)	$ (5,016)	$ 194	$ 3,344	TBD

Based on current projections from industry analysts total tank car loading levels in 2020 are expected to be consistent with 2019 levels.

The Company continues to develop new rail products that are anticipated to provide new financial growth opportunities.  We focus on core design objectives that are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.

  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.

  To improve the customers' operating effectiveness and economic rewards with proven reliable equipment.

  To build reliable equipment featuring high quality milled parts eliminating problematic cast parts that cause a high level of negative performance issues that lead to complex expensive repair logistics for customers.

  To ensure that customers benefit with more profitable in-service time for tank cars.

KXI™ - WILDERTEC™ Transportation Technologies

Kelso through its wholly owned subsidiary KIQ X Industries is working to become a leading developer of a new generation of specialized wilderness response transportation equipment.  Products in our WILDERTEC™ development program now include proprietary vehicle suspension system, ordinance trailers, non-penetrable body panels, custom tires and other specialty equipment.

In 2017, in response to the growing problems and the safety of emergency responders fighting wilderness fires Kelso began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road-and-back" capabilities regardless of the climate or the severity of the terrain.  Known as the KXI™ Suspension System (KXI) it is a specialized suspension technology based on thirty years of active wilderness research and experience.

The catalyst to our interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can better respond to threats to public safety and better protection of firefighters in the wilderness.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 8 of 23

We considered the engineering challenge and ambition worth pursuit as environmental experts continue to warn that that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harms way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and property damage.

The basic design premise of KXI is to manage the center-of-gravity to better balance a wheeled vehicle with automated gyroscopic controlled air suspension.  This ensures that the driver, passengers and payload remain in a stable level position when driving in difficult remote wilderness terrains including extreme hills and side-hill challenges.  Our testing has confirmed that commercial stakeholders can expect the KXI to provide:

  All weather - all terrain "Road-To-No-Road-And-Back" emergency response capabilities that eliminates time consuming trailer transportation costs for heavy equipment needed in difficult service areas.

  Better mobility with dual steering technologies for commercial customers who must operate in extreme rough wilderness terrains in wheeled vehicles for the purpose of safely reaching remote destinations with multiple passengers and maximum payload with minimal negative impact on the environment.

  Low environmental impact where KXI reduces nominal ground pressure of the vehicle (floatation weight) to under the government's recommended 2 PSI resulting in no traceable disturbance or negative impact on the ground, wildlife or plant life.

  Gyroscopic balanced ride improves access in heavily sloped wilderness provides higher speed of response to emergency events.

  Cost reductions when helicopters, track-based vehicles and heavy equipment transport can be diminished by less expensive KXI equipped vehicles.

KXI is now in the final design stages and moving toward revenue generation.  The Company is scheduled to complete the conversion of two vehicles with the production prototype KXI.  This will prepare the final "blueprint" for the first commercial offerings to the marketplace.  The Company will then move into "pilot" production operations where we will convert and sell 24 KXI equipped vehicles.  We will then scale our production capacity based on projected sales.  The initial development plans for KXI will be distribution to our development partners in Canada that operate in environmentally sensitive terrain before moving into the USA and other world markets.  These potential markets are multi-million dollar revenue opportunities for Kelso and part of an overall automotive aftermarket conversion industry valued by analysts at approximately $44 billion annually.

PRODUCTION FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from AAR.

KXI production operations are located in Kelowna, British Columbia, Canada.  The Company is currently producing two KXI equipped production prototypes that will form the foundation of our pilot production program.  Production drawings and tooling will be completed and ready to be tested in a 24 vehicle limited pilot production run scheduled in 2020.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 9 of 23

PUBLIC INFORMATION POLICY

The Company advises the public about its business progress by way of quarterly and consolidated annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE American Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public. Kelso is a product development enterprise and management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the cyclical conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the three months ended March 31, 2020 are representative of an emerging industrial organization that continues to develop market demand for its diverse range of rail and automotive transportation equipment.  The results for the first quarter ended March 31, 2020 were not negatively affected by the circumstances surrounding the COVID-19 pandemic.

The rates of rail tank car production; retrofit and repair activity for the past seven quarters account for the profitable performance and improved financial health of our organization.  Since 2017 management has substantially completed the implementation of its new business processes, new management personnel, the development of new products for rail and automotive markets and revamping how we approach our marketing and sales processes.  The result is that the Company operates more effectively with EBITDA performance and encouraging business growth prospects.

Revenues, corresponding expenses, financial performance and capital management during the three months ended March 31, 2020 reflected Kelso's continued ability to manage its capital resources and generate positive results in accordance with its strategic plans.  Financial results reflect the revenues and related operational costs of marketing, producing and distributing its proven line of rail tank equipment and key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets.

Our strategic plan requires Kelso to make ongoing investments in our production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for our growing portfolio of rail and automotive products.  These costs are written off in the period when they occur and their impact is reflected in the reported profitability of the Company in the period in which they were incurred.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 10 of 23

Three months ended March 31, 2020

For the three months ended March 31, 2020, the Company reported net income of $1,283,295 ($0.03 per share) against revenues of $5,643,288 compared to a net income of $1,090,904 ($0.02 per share) against revenues of $5,674,288 for the three months ended March 31, 2019.

Gross profit margin remained consistent at $2,602,326 (46% of revenues) for the three month ended March 31, 2020 compared to $2,744,935 (48% of revenues) for the three months ended March 31, 2019.  Gross profits reflect our disciplined business practices, dedicated human resources programs and improved approaches to customer service, marketing and sales.

Total operational expenses rose to $1,319,031 for the three months ended March 31, 2020 compared to $1,251,977 for the three months ended March 31, 2020.  These expenses were in line with management's strategic plans and expectations to facilitate the current rail business growth and the business development of our wholly owned subsidiary KIQ X Industries

EBITDA for the three months ended March 31, 2020 and 2019 has been calculated as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Net income (loss)	$1,283,295	$1,090,904
Share-based expense	$30,000	$-
Unrealized foreign exchange loss (gain)	$(31,469)	$(6,530)
Amortization	$122,662	$51,276
Income tax expense	$-	$402,054
EBITDA (loss)	$1,404,488	$1,537,704

Factors in the reported income for the three months ended March 31, 2020 include expenses related to ongoing marketing initiatives in the amount of $87,025 (2019 - $56,571) and related travel costs of $40,618 (2019 - $40,296).  These expenses are related to ongoing marketing programs for existing and new products.  Our new customer service and marketing initiatives and sales processes have proven to be more effective and economically beneficial.

A key component of our future business growth is the research, design, testing and qualification of new rail and automotive products.  During the three months ended March 31, 2020 our industrial product design and development costs were $232,026 (2019 - $202,185).  In addition to our ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of our KXI wilderness program and includes the development expenses of production infrastructure to convert multiple vehicles to the KXI system for potential customers. New product developments are necessary to provide diverse opportunities for Kelso to grow its future revenues from new markets and diminish the financial affects of a historically cyclical rail tank car market.

Management continues to expand both its rail operations and its new subsidiary KIQ X Industries featuring our KXI product development that is focused on the generation of new diverse business growth.  This is reflected in our investments in human resources, marketing, sales and production operations for the three months ended March 31, 2020. The Company recorded office and administrative costs of $505,042 (2019 - $475,971), management compensation was $291,050 (2019 - $305,164). Management compensation includes an accrual for contractual management performance bonuses for the three months ended March 31, 2020 of $156,050 (2019 - $170,856).  Management bonuses are accrued by quarter and are paid based upon the audited year end balance not later than May 15 of the year following.  Consulting and filing fees were $54,371 (2019 - $122,125) while investor relations remained unchanged at $21,000 (2019 - $21,000).

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 11 of 23

Accounting, audit and legal fees are cost components of our corporate development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges.  Costs for these professional audit and legal services were $61,536 for the three months ended March 31, 2020 (2019 - $28,363).  This includes ongoing US tax and audit requirements. Other legal costs relate to an increase in patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore we have recorded an unrealized foreign exchange gain of $31,469 for the three months ended March 31, 2020.

The Company has recorded no income tax expense for the three months ended March 31 2020 compared to an income tax expense of $402,054 for the three months ended March 31, 2019.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 12 of 23

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  At March 31, 2020, the Company has made no allowance for doubtful accounts (2019 - $27,653).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2020 the Company had cash on deposit in the amount of $4,576,643, accounts receivable of $2,901,000, prepaid expenses of $178,081 and inventory of $4,289,112 compared to cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 at December 31, 2019.

The Company has not accrued income tax for the three months ended March 31, 2020 compared to an income tax payable of $71,341 at December 31, 2019.

The working capital position of the Company at March 31, 2020 was $9,038,198 compared to $7,937,873 at December 31, 2019. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $2,901,000 of additional cash flow plus $4,576,643 of available cash to discharge accounts payable and accrued liabilities of $2,906,638 on a timely basis subsequent to March 31, 2020.  Income taxes payable in the amount of $71,341 are due mid 2020.

Net assets of the Company improved to $13,158,570 at March 31, 2020 compared to $11,845,275 at December 31, 2019.  The Company had no interest-bearing long-term liabilities or debt at March 31, 2020.

Our longer term business prospects are good but we are living in very challenging times.  No one will be unaffected by the uncertainties surrounding the COVID-19 economy.  There will certainly be diminishment of our financial performance during 2020 due to the pandemic although the depth of the downturn remains uncertain.  We feel that our debt free financial position, current capital reserves and manageable costs will allow Kelso to make it through this crisis.

If the effects of the COVID-19 pandemic are long lasting then as part of its capital management program Kelso does not rule out the possibility of the issuance of new equity securities through private placements if external funding is deemed necessary or beneficial by the Board of Directors of the Company.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 18).

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 13 of 23

SELECTED QUARTERLY INFORMATION

	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019
Revenues	$5,643,428	$5,303,193	$5,596,031	$3,977,170
Gross profit	$2,602,326	$2,553,236	$2,576,579	$1,708,129
Expenses including non-cash items	$1,319,031	$1,149,218	$1,816,866	$1,467,242
Net income for the quarter	$1,283,295	$1,242,539	$759,713	$240,887
Basic earnings per share	$0.03	$0.03	$0.02	$0.00
EBITDA	$1,404,488	$1,071,276	$1,257,077	$367,282
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended June 30, 2018
Revenues	$5,674,288	$4,177,880	$3,491,602	$2,535,236
Gross profit	$2,744,935	$1,815,537	$1,543,995	$1,038,455
Expenses including non-cash items	$1,654,031	$1,300,219	$1,282,278	$1,201,366
Net income(loss) for the quarter	$1,090,904	$374,790	$261,717	$(162,911)
Basic earnings (loss) per share	$0.02	$0.01	$0.00	$(0.00)
EBITDA (loss)	$1,537,704	$954,958	$383,563	$(88,344)
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

SELECTED ANNUAL INFORMATION

	Year ended December 31 2019	Year ended December 31 2018	Year ended December 31 2017
Revenues	$20,550,682	$12,716,596	$6,062,778
Cost of goods sold	$10,967,803	$7,429,380	$5,044,093
Gross profit	$9,582,879	$5,287,216	$1,018,685
Expenses including non cash items	$6,087,357	$4,955,448	$5,961,437
Deferred income tax recovery (expense)	$-	$-	$172,433
Income tax expense (recovery)	$99,077	$(251,164)	$22,137
Net income (Loss) for the year	$3,334,043	$194,453	$(5,015,911)
Number of common shares outstanding	47,170,086	47,170,086	46,911,752
Basic earnings (Loss) per common share	$0.07	$0.00	$(0.11)
EBITDA(Loss)	$4,233,339	$1,017,153	$(4,608,683)
Cash	$4,418,236	$1,246,244	$411,223
Working capital	$7,937,873	$4,469,882	$3,628,911
Total assets	$13,731,571	$9,944,990	$9,165,199
Shareholders' equity	$11,845,275	$8,165,734	$7,565,233
Dividends paid per share	$0.00	$0.00	$0.00

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 14 of 23

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a) IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 and 2017 reporting periods have not been restated and are accounted for under IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company applied the exemption not to recognize a right-of-use asset ("ROU asset") and lease liability for leases with less than 12 months of lease term and leases for low-value assets when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

As at January 1, 2019, the Company did not have any leases that were classified as operating leases under IAS 17. As a result, there was no impact on the consolidated statement of financial position at the date of initial application.

The following is the new accounting policy for leases under IFRS 16:

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a ROU asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 15 of 23

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $4,576,643 at March 31, 2020 (December 31, 2019 - $4,418,236).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,824,563 at March 31, 2020 (December 31, 2019 - $1,824,563).

The Company's concentration of credit risk for accounts receivable at March 31, 2020 with respect to Customer A is $595,917 (December 31, 2019 - $476,341) and Customer B is $347,415 (December 31, 2019 - $172,841).  The Company has made no allowance for doubtful accounts at March 31, 2020 (December 31, 2019 - $nil).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 16 of 23

At March 31, 2020, the Company has cash in the amount of $4,576,643 (December 31, 2019 - $4,418,236) and accounts receivable of $2,901,000 (December 31, 2019 - $1,824,563) to settle accounts payable and accrued liabilities of $2,906,638 (December 31, 2018 - $1,638,020) with the following due dates; trade accounts payable of $2,060,885 (December 31, 2018 - $1,100,376) are due within three months; and due to related party balances of $688,027 (December 31, 2018 - $537,644) are payable not later than May 15th, of the following year.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company's cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

At March 31, 2020 and December 31, 2019, the Company's net exposure to foreign currency risk is as follows (in US):

	March 31, 2020	December 31, 2019
Net (liabilities)	$57,029	$(55,554)

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $7,984 (December 31, 2019 - $7,776) foreign exchange loss or gain in the consolidated statements of operations.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock. The Company's objectives in managing its capital are to maintain its ability to continue to operate as a going concern and to further develop its business goals. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 17 of 23

Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest-bearing debt to service. Management is assessing its future capital needs and may consider access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs and fund working capital requirements. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it can utilize this method of financing due to potentially difficult market conditions. The recent internal growth of the Company's revenues provides adequate capital reserves to fund our current business affairs in the near term.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during 2020. There are no externally-imposed restrictions on the Company's capital.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at March 31, 2020 and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO"). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at March 31, 2020.

In spite of its evaluation, management does recognize that any controls and procedures; no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 18 of 23

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

"Covid-19"

On March 11, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets has been significant through March 2020 and subsequent to the date of the financial statements. The situation continues to rapidly evolve. The duration and magnitude of COVID-19's effects on the economy, and on the Company's financial and operational performance remains uncertain at this time.

The Company will continue to closely monitor the potential impact of the COVID-19 on its business. Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2020, there could be a potentially material and negative impact on the Company's operating plan, its liquidity and cash flows, and the valuation of its long-lived assets, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations.

"Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail."

The success of our company will be dependent on our ability to successfully develop; qualify under current industry regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

"The Company may be unable to secure or maintain regulatory qualifications for its products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 19 of 23

"The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated."

Although the Company had a positive working capital in the amount of $9,038,198 at March 31, 2020, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

"The Company has a limited history of earnings and may not be able to achieve its growth objectives."

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives.

There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long-term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term. If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

"New commercial markets for our products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect our ability to grow our revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 20 of 23

"The Company is dependent on a small number of OEM customers."

Although management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon three major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue.  Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products. There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products. This could have a material negative impact on the business development plans of the Company, its revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company's ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design, research and develop new products for the railroad industry and outback terrain vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering. The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

"The Company may face uninsurable or underinsured risks."

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 21 of 23

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in our Company's products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of our products and could negatively impact our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products per quoted purchase order. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.). and KXI Wildertech Industries Inc., which is a British Columbia Company, incorporated on February 17, 2020.  These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Management compensation	$135,000	$134,308
Management bonuses*	$156,050	$170,856
Share-based expense	$30,000	$-
Directors' fees	$35,083	$19,500

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 22 of 23

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management. This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

At March 31, 2020, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $688,027 (2018 - $537,644) consisting of $35,083 (2018 - $40,750) for directors' fees and $652,944 (2018 - $496,894) for management bonuses.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of May 7, 2020, the Company had the following number of securities outstanding:

1) Common shares issued and outstanding:  47,170,086

2) Share purchase options outstanding:  3,845,000

3) Share purchase warrants outstanding:  Nil

SUBSEQUENT EVENTS

There are no material subsequent events at of the date of this report.

OUTLOOK

The results for the first quarter of 2020 demonstrated good sales results and earnings consistent with the prior year.  Business results in the first quarter occurred before the COVID-19 pandemic became an unforeseen crisis to be managed.

While certain government authorities in North America have ordered the closure or minimization of all non-essential business operations in regions where they operate, Kelso falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso therefore plans to continue operations at its valve assembly facility in Bonham, Texas while being mindful of the potential negative impacts of COVID-19 in terms of decreased rail business activities and potential supply chain interruptions.

The Company continues to be committed to the health, welfare and safety of our employees, business partners and communities where we operate. We are applying comprehensive and rigorous hygiene policies and employee temperature monitoring practices to ensure our personnel remain risk free.  Travel is restricted and our people that can work from home do so.  Management will maintain full adherence to all measures put in place by applicable government authorities.

The Company's working capital remained at a healthy level of $9,038,198 at March 31, 2020.  We have no interest-bearing long-term debt to service and we currently operate without the need for new equity capital or credit facilities.  Our capital management allows us to finance operations and R&D from our existing capital reserves and sales of our products.

With respect to our rail tank car product development, long AAR approval processes continue to impede our ability to improve sales with additional rail tank car equipment.  The Company has applications in process with the AAR for our new ceramic ball bottom outlet valve, pressure car pressure relief valve, ball valve, manway cover and angle valve although final AAR approval processes take considerable time to complete.  These new products have been derived through co-engineering and testing support from our key customers which may strengthen the probability of longer term adoption by the rail industry.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended March 31, 2020 (Expressed in US Dollars unless otherwise indicated)	Page 23 of 23

Our non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  Our goal is to spread our business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

The technology challenges regarding the safety and access capabilities of emergency responders fighting wilderness fires motivated Kelso to begin the development of a unique wilderness vehicle suspension system.  This innovative equipment provides new rapid response "road-to-no-road and back" capabilities regardless of weather, climate or the severity of the terrain.  Known as the KXI™ Suspension System (KXI) it is based on thirty years of active wilderness research and experience.

KXI is in the final design stages and moving toward revenue generation.  The Company is scheduled to complete the conversion of two vehicles with the production prototype KXI to prepare the final "blueprint" for the first commercial offerings to the marketplace.  The Company will then move into "pilot" production operations where we will convert and sell 24 KXI equipped vehicles.  We will then scale our production capacity based on projected sales.  These potential markets are multi-million dollar revenue opportunities for Kelso to pursue and part of an overall automotive aftermarket conversion industry valued by analysts at approximately $44 billion annually.

Our longer term business prospects are good but we are living in very challenging times.  No one will be unaffected by the uncertainties surrounding the COVID-19 economy.  There will certainly be diminishment of our financial performance during 2020 due to the pandemic although the depth and length of the downturn remains uncertain.  We feel that our debt free financial position, capital reserves and manageable costs will allow Kelso to maintain its positive stature and exit the COVID-19 crisis with a strong financial position.

Kelso Technologies Inc.

James R. Bond,

President and Chief Executive Officer